UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                  SCHEDULE  13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.   2  )*

                           nStor Technologies, Inc.
                  --------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                  ---------------------------------------------
                         (Title of Class of Securities)

                                449-684-10-91
                  ---------------------------------------------
                                (CUSIP Number)

                       Mr. Mark F. Levy, Vice President
                           nStor Technologies, Inc.
       100 Century Boulevard, West Palm Beach, FL 33417, 561/640-3133
       ---------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              July 7, 2000
       ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   ___.

Note:	Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449-684-10-91

1)  Names of Reporting Persons S.S. or IRS Identification Nos. of Above
    Person                  ###-##-####
           ----------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
         ------------------------------------------------------------------
     (b)
         ------------------------------------------------------------------
3)  SEC Use Only
                 ----------------------------------------------------------
4)  Source of Funds (See Instructions)                PF
                                      -------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)
                     ------------------------------------------------------
6)	Citizenship or Place of Organization       United States
                                        -----------------------------------
Number of             (7) Sole Voting Power              3,192,444
Shares Bene-                               --------------------------------
ficially              (8) Shared Voting Power                    0
Owned by                                     ------------------------------
Each 	                 (9) Sole Dispositive Power        3,192,444
Reporting                                        --------------------------
Person
With                  (10) Shared Dispositive Power              0
                                                   ------------------------
11)  Aggregate Amount Beneficially Owned by Each         3,192,444
     Reporting Person                           ---------------------------

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                      ----------------------------------------------------
13)	Percent of Class Represented by Amount in Row (11)      9.17%
                                                      --------------------
14)	Type of Reporting Person (See Instructions)               IN
                                               ---------------------------

Item 1.     Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the shares of common stock .05 par value per share (the "Shares") of nStor Technologies, Inc. (the "Company"). The principal executive offices of nStor Technologies, Inc. is located at 100 Century Boulevard, West Palm Beach, FL 33417.

Item 2.    Identity and Background.

This statement is being filed by Maurice A. Halperin. My business address is 17890 Deauville Lane, Boca Raton, FL 33496. I am a private investor.
During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

The source of the funds for the purchase of the shares was my personal funds. The total amount of money used to purchase the Shares is $3,799,848.

Item 4.    Purpose of Transaction.

This Amendment No. 2 to my Schedule 13D is being filed to report that my beneficial ownership of the Shares has declined from 10.52% to 9.17%.

Item 5.  Interest in Securities of the Issuer.

I have the sole power to vote and dispose of the Shares. There is no shared power to vote or dispose of the Shares I own.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

None.

                                   Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.




DATE 	: July 13, 2000



/S/    Maurice A. Halperin
-----------------------------------
Signature


Maurice A. Halperin
-----------------------------------
Name and Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

   Attention:  Intentional misstatements or omissions of fact constitute
            Federal criminal violations (See 18 U.S.C. 1001).